

March 30, 2012

Scot Griffin
General Counsel
Spansion Inc.
915 DeGuigne Drive
P.O. Box 3453
Sunnyvale, CA 94088

> **Re:** **Spansion Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 13, 2012**
> **File No. 333-180034**

Dear Mr. Griffin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note that you have not indicated the number of securities being offered. Please note that information regarding the number of securities to be offered is not information that may be omitted pursuant to Rule 430A of the Securities Act. Refer to Regulation S-K Item 501(b)(2) and Question 227.02 of our Securities Act Rules Compliance and Disclosure Interpretations, which are available on our website. Revise the prospectus cover page, the selling securityholders table and elsewhere in the prospectus, as appropriate, to disclose the number of securities to be offered prior to requesting effectiveness.

2.   Your disclosure in the first paragraph on page 9 indicating that the shares in the table "were or will be exempt" suggests that you may seek to register shares other than those issued to SLS Spansion Holdings in the bankruptcy proceedings. In addition, your disclosure on page 10 that you will provide information about "other selling

securityholders" in post-effective amendments or prospectus supplements raises similar concerns. Please disclose in the table on page 9 whether all of the offered shares were issued to SLS Spansion Holdings, LLC pursuant to the plan of reorganization. Alternatively, please explain whether, and if so why, you believe that Rule 430B would permit you to file a prospectus supplement or post-effective amendment to include shares issued in separate offering transactions.

Exhibits

3.   We note you have submitted a request for confidential treatment pursuant to rule 24b-2 of the Exchange Act for information redacted from certain exhibits to your Form 10-K filed on February 23, 2012. Please note that comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann, Staff Attorney, at (202) 551-6262 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via email): Tad J. Freese, Esq. – Latham & Watkins LLP